SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 19, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes               ☐         No                 ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes               ☐         No                 ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               ☐         No                 ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of March 31, 2014,

together with the limited review report on interim-period financial statement

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS

Translation into English – Originally issued in Spanish

See note 22 to the stand-alone Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of March 31, 2014, and the related statements of income, changes in shareholders’ equity and cash flows for the three-months period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of March 31, 2014, and the related consolidated statements of income and cash flows for the three-months period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.	We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the Argentine professional accounting standards effective in the City of Buenos Aires in certain valuation and disclosure aspects described and quantified in such note.

4.	As further explained in note 22. to the accompanying stand-alone financial statements, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.	Based on our review, we have not become aware of anything that may lead us to believe that the financial statements mentioned in the first paragraph have not been prepared, in all material respects, in accordance with the accounting standards established by the BCRA and, except for the effect of the issue mentioned in the third paragraph, with the Argentine professional accounting standards effective in the City of Buenos Aires.

6.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2013, and the related statements of income, changes in shareholders’equity and cash flows for the three-months period ended March 31, 2013, which were presented for comparative purposes, we report that:

a)	On February 19, 2014, we issued an audit report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of December 31, 2013, in which we expressed a qualified opinion due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2013.

b)	On May 8, 2013, we issued a limited review report on the financial statements of BANCO MACRO S.A. and the consolidated financial statements of BANCO MACRO S.A. with its subsidiaries as of March 31, 2013, which included qualifications due to differences between accounting standards established by the BCRA and used by the Bank, and the Argentine professional accounting standards effective in the City of Buenos Aires, which are described and quantified in note 5. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and the rules of the BCRA.

c)	As of March 31, 2014, the liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 34,488,610, none of which was due as of that date.

d)	To the extent limited by our area of competence, we have no findings on the information included in note 16. to the accompanying stand-alone financial statements as of March 31, 2014, with regard to the requirements established by the CNV (Argentine Securities Commission) with respect to minimum shareholders’ equity and the liquid assets to cover that amount.

City of Buenos Aires,

May 8, 2014

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF

MARCH 31, 2014

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2,

Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012.

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		03/31/2014	12/31/2013
ASSETS

A.	CASH
	Cash on hand	2,407,533	2,685,022
	Due from banks and correspondents
	Central Bank of Argentina	4,988,698	8,254,220
	Local Other	20,719	26,247
	Foreign	289,798	270,963
	Other	501	408
		7,707,249	11,236,860

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	1,114,439	1,203,782
	Government securities under repo transactions with Central Bank of Argentina	83,490	88,928
	Holdings booked at amortized cost	432,226	245,007
	Instruments issued by the Central Bank of Argentina	7,916,547	173,031
		9,546,702	1,710,748

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	692,965	639,960
	To the financial sector
	Interfinancing (granted call)	256,000	278,023
	Other financing to Argentine Financial Institutions	38,785	55,711
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	576	1,013
	To the non-financial private sector and foreign residents
	Overdrafts	4,561,167	4,383,598
	Documents	4,286,932	4,299,015
	Mortgage loans	2,158,229	2,172,802
	Pledge loans	1,368,056	1,379,732
	Personal loans	11,585,414	11,567,964
	Credit cards	6,637,774	6,347,450
	Other (Note 6.1.)	5,155,091	5,110,770
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	750,974	716,819
	less: Unearned discount	(191,988)	(183,480)
	less: Allowances (Exhibit J)	(974,816)	(931,960)
		36,325,159	35,837,417

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		03/31/2014	12/31/2013
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	615,704	576,879
	Amounts receivable from spot and forward sales pending settlement	3,130,498	574,866
	Securities and foreign currency receivables from spot and forward purchases pending settlement (Exhibit O)	185,790	45,824
	Unlisted corporate bonds (Exhibits B, C and D)	312,415	189,405
	Receivables from forward transactions without delivery of underlying asset	743	167
	Other receivables not covered by debtors classification standards (Note 6.2.)	745,885	697,615
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	147,436	133,057
	Accrued interest receivables covered by debtors classification standards (Exhibit B, C and D)	755	845
	less: Allowances (Exhibit J)	(232,511)	(230,011)
		4,906,715	1,988,647

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	387,846	392,791
	Accrued interest and adjustments	5,917	5,130
	less: Allowances (Exhibit J)	(4,887)	(4,945)
		388,876	392,976

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	1,027,937	899,080
	Other	91,737	80,488
	less: Allowances (Exhibit J)	(344)	(344)
		1,119,330	979,224

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	5,893	6,116
	Minimum presumed income tax-credit	3,460	3,460
	Other (Note 6.3.)	411,892	390,828
	Accrued interest and adjustments on receivable from sales of assets (Exhibits B, C and D)	247	235
	Other accrued interest and adjustments receivable	32	172
	less: Allowances (Exhibit J)	(7,084)	(6,742)
		414,440	394,069

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	755,024	667,278

I.	OTHER ASSETS (Exhibit F)	400,946	359,631

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	55,275	58,788
	Organization and development costs	286,447	271,759
		341,722	330,547

K.	ITEMS PENDING ALLOCATION	7,541	6,557

TOTAL ASSETS		61,913,704	53,903,954

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		03/31/2014	12/31/2013
	LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector (Note 6.4.)	5,287,229	4,497,156
	From the financial sector	25,170	26,853
	From the non-financial private sector and foreign residents
	Checking accounts	7,358,000	7,523,958
	Savings accounts	7,382,374	7,776,982
	Time deposits	20,192,331	17,520,476
	Investment accounts	156,525	199,003
	Other (Note 6.5.)	900,069	828,015
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	370,892	274,761
		41,672,590	38,647,204

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	22,111	21,802
	Banks and International Institutions (Exhibit I)	305,577	325,664
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	852,203	693,483
	Amounts payable for spot and forward purchases pending settlement	184,363	45,271
	Securities and foreign currency to be delivered under spot and forward sales pending settlement (Exhibit O)	3,225,389	700,620
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing (received call)	8,504	70,000
	Other financing received from Argentine financial institutions	24,153	25,159
	Accrued interest payable	7	96
	Receivables from forward transactions without delivery of underlying asset		27,867
	Other (Note 6.6. and Exhibit I)	2,609,176	2,340,284
	Accrued interest, adjustments, foreign exchange and quoted price differences payable (Exhibit I)	47,154	57,079
		7,278,637	4,307,325

N.	OTHER LIABILITIES
	Fees	8,697	10,063
	Other (Note 6.7.)	1,772,537	1,201,813
		1,781,234	1,211,876

O.	PROVISIONS (Exhibit J)	129,195	126,130

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	1,234,986	981,142

Q.	ITEMS PENDING ALLOCATION	3,293	2,846

TOTAL LIABILITIES		52,099,935	45,276,523

SHAREHOLDERS' EQUITY (As per related statement)		9,813,769	8,627,431

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		61,913,704	53,903,954

Jorge H. Brito

Chairperson

BALANCE SHEETS

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	03/31/2014	12/31/2013
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	63,120,253	57,094,195

Contingent	11,592,080	11,668,961
Guarantees received	11,213,089	11,279,107
Other not covered by debtors classification standards	146	167
Contingent debit-balance contra accounts	378,845	389,687

Control	47,413,139	40,341,947
Receivables classified as irrecoverable	1,293,727	1,197,495
Other (Note 6.8.)	45,466,495	38,429,674
Control debit-balance contra accounts	652,917	714,778

Derivatives (Exhibit O)	4,115,034	5,083,287
Notional value of put options taken (Note 11.c))	8,204	6,676
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	2,375,822	2,916,785
Interest rate swap (Note 11.b))	50,000	50,000
Derivatives debit-balance contra accounts	1,681,008	2,109,826

CREDIT-BALANCE ACCOUNTS	63,120,253	57,094,195

Contingent	11,592,080	11,668,961
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	97,294	129,505
Other guarantees provided not covered by debtors classification standards	151,748	151,489
Other covered by debtors classification standards (Exhibits B, C and D)	129,803	108,693
Contingent credit-balance contra accounts	11,213,235	11,279,274

Control	47,413,139	40,341,947
Checks to be credited	652,917	714,778
Control credit-balance contra accounts	46,760,222	39,627,169

Derivatives (Exhibit O)	4,115,034	5,083,287
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,681,008	2,109,826
Derivatives credit-balance contra accounts	2,434,026	2,973,461

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		03/31/2014	03/31/2013

A.	FINANCIAL INCOME
	Interest on cash and due from banks	60	60
	Interest on loans to the financial sector	12,291	8,310
	Interest on overdrafts	345,213	224,694
	Interest on documents	246,242	124,881
	Interest on mortgage loans	110,340	64,964
	Interest on pledge loans	60,355	41,460
	Interest on credit card loans	371,888	200,643
	Interest on financial leases	20,443	15,903
	Interest on other loans (Note 6.9.)	1,276,121	921,798
	Net income from government and private securities (Note 6.10.)	241,184	100,793
	Interest on other receivables from financial intermediation	750	818
	Income from guaranteed loans - Presidential Decree No. 1,387/01	20,258	12,064
	CER (Benchmark Stabilization Coefficient) adjustment	36,895	16,387
	CVS (Salary Variation Coefficient) adjustment	251	155
	Difference in quoted prices of gold and foreign currency	599,417	90,039
	Other (Note 6.11.)	216,974	42,978
		3,558,682	1,865,947

B.	FINANCIAL EXPENSE
	Interest on savings accounts	10,664	9,467
	Interest on time deposits	1,045,094	621,628
	Interest on interfinancing received loans (received call)	67	979
	Interest on other financing from Financial Institutions	4	2
	Interest on other liabilities from financial intermediation	22,103	14,774
	Interest on subordinated bonds	29,152	18,466
	Other interest	812	818
	CER adjustment	3,196	1,185
	Contribution to Deposit Guarantee Fund	17,327	14,557
	Other (Note 6.12.)	225,173	137,355
		1,353,592	819,231

	GROSS INTERMEDIATION MARGIN - GAIN	2,205,090	1,046,716

C.	PROVISION FOR LOAN LOSSES	120,355	120,924

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	16,377	34,446
	Related to deposits	585,464	426,529
	Other commissions	16,241	11,255
	Other (Note 6.13.)	326,903	237,908
		944,985	710,138

Jorge H. Brito

Chairperson

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

		03/31/2014	03/31/2013

E.	SERVICE-CHARGE EXPENSE
	Commissions	57,430	42,450
	Other (Note 6.14.)	187,935	146,691
		245,365	189,141

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	638,626	486,010
	Directors' and statutory auditors' fees	67,697	12,992
	Other professional fees	35,959	28,185
	Advertising and publicity	19,938	20,602
	Taxes	62,611	42,530
	Depreciation of equipment	28,245	21,430
	Amortization of organization costs	25,303	18,246
	Other operating expenses (Note 6.15.)	163,925	118,297
	Other	77,575	54,716
		1,119,879	803,008

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,664,476	643,781

G.	OTHER INCOME
	Income from long-term investments	144,301	45,668
	Penalty interest	12,287	8,722
	Recovered loans and allowances reversed	17,895	34,081
	CER adjustments	38	17
	Other (Note 6.16.)	23,522	15,435
		198,043	103,923

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	1	13
	Charges for other receivables uncollectibility and other allowances	8,808	8,521
	Depreciation and loss of other assets	340	274
	Goodwill amortization	3,513	3,513
	Other (Note 6.17.)	19,519	14,458
		32,181	26,779

	NET INCOME BEFORE INCOME TAX - GAIN	1,830,338	720,925

I.	INCOME TAX (Note 4.)	644,000	263,000

	NET INCOME FOR THE PERIOD - GAIN	1,186,338	457,925

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	03/31/2014							03/31/2013 (1)
				Earnings reserved
Changes	Capital stock (2)	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,563	398,755	4,511	1,500,169	3,614,033	2,515,400	8,627,431	6,199,101

Net income for the period - Gain						1,186,338	1,186,338	457,925

Balances at the end of the period	594,563	398,755	4,511	1,500,169	3,614,033	3,701,738	9,813,769	6,657,026

(1) See Note 3.2.

(2) See Note 9. and Exhibit K.

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	03/31/2014	03/31/2013
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.6.)
Cash at the beginning of the fiscal year	11,249,840	8,819,683
Cash at the end of the period	9,732,376	9,082,167
Net (decrease) / increase in cash	(1,517,464)	262,484

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	(3,006,841)	(193,066)
Loans
To the financial sector	51,677	(72,569)
To the non-financial government sector	3,505	10,102
To the non-financial private sector and foreign residents	1,805,422	284,154
Other receivables from financial intermediation	(2,636,972)	(711,585)
Receivables from financial leases	24,543	(14,551)
Deposits
From the financial sector	(1,683)	(3,711)
From the non-financial government sector	677,139	612,028
From the non-financial private sector and foreign residents	1,276,380	1,297,794
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(70,163)	6,295
Others (except liabilities included under financing activities)	315,224	(413,709)
Collections related to service-charge income	943,392	708,248
Payments related to service-charge expenses	(240,865)	(186,081)
Administrative expenses paid	(1,000,136)	(768,504)
Payment of organization and development costs	(39,991)	(23,894)
Net collections from penalty interest	12,286	8,709
Differences from payments related to court orders	(347)	(1,801)
Collections of dividends from other companies	420
Other collections related to other income and losses	20,607	22,597
Net payments from other operating activities	(469,860)	(220,912)
Payment of income tax	(178,918)	(96,552)
Net cash flows (used in) / generated by operating activities	(2,515,181)	242,992

Jorge H. Brito

Chairperson

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation on financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	03/31/2014	03/31/2013
Investing activities
Net payments for bank premises and equipment	(113,293)	(32,013)
Net payments for other assets	(41,584)	(14,551)
Net cash flows used in investing activities	(154,877)	(46,564)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(36,255)	(22,532)
Central Bank of Argentina
Other Other	(59)	(845)
Banks and International Institutions	(22,328)	(69,204)
Financing received from Argentine financial institutions	(1,010)	(446)
Net cash flows used in financing activities	(59,652)	(93,027)

Financial income and holding gains on cash and cash equivalents	1,212,246	159,083

Net (decrease) / increase in cash	(1,517,464)	262,484

The accompanying Notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito

Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

The Bank´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE).

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. (see Note 2.6.), respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On November 25, 1999, and December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2014 and December 31, 2013, the deposits held by the Misiones Provincial Government with the Bank amounted to 1,494,314 and 1,178,587 (including 72,887 and 62,915 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On February 22, 2005, such agreement was extended through March 1, 2016.

As of March 31, 2014 and December 31, 2013, the deposits held by the Salta Provincial Government with the Bank amounted to 1,294,165 and 1,508,357 (including 229,528 and 200,346 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

On April 29, 2005, such agreement was extended through November 4, 2014.

As of March 31, 2014 and December 31, 2013, the deposits held by the Jujuy Provincial Government with the Bank amounted to 1,095,186 and 758,639 (including 114,918 and 103,063 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. entered into special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

On June 30, 2010, the service agreement with the Tucumán Provincial Government was extended through July 8, 2021, while the agreement executed with the Municipality of San Miguel de Tucumán was automatically extended through July 8, 2018, as set forth in the original agreement.

As of March 31, 2014 and December 31, 2013, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán with Banco del Tucumán S.A. amounted to 1,868,888 and 1,720,895 (including 523,772 and 502,803 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each holds a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the Province of Salta to optimize tax collection in such province.

Since the purpose for which the joint venture was established no longer exists, the Executive Committee of the UTE resolved to dissolve and liquidate the UTE.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, and August 15, 2012, the Bank and Gestiva S.A. entered into a joint venture under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” which is jointly controlled and is engaged in providing a comprehensive tax processing and management system for the Province of Misiones, its administration and collection of taxes thereof. The Bank has a 5% interest in its capital stock.

As of March 31, 2014 and December 31, 2013, the net assets of such joint ventures recorded and consolidated in the Bank’s financial statements through the equity method amounted to 15,894 and 12,688, respectively.

Also, as of March 31, 2014 and 2013, net income recorded through the method mentioned in the previous paragraph amounted to 9,016 and 5,947, respectively.

2.6.	Legal merger of Banco Privado de Inversiones S.A.

On March 7, 2013, the Boards of Directors of Banco Macro S.A. and Banco Privado de Inversiones S.A entered into a “Preliminary merger agreement", which established the merger of the latter with and into Banco Macro S.A. retroactively effective since January 1, 2013, based on the financial statements of the banks as of December 31, 2012.

On June 10, 2013, the special general shareholders’ meetings of Banco Macro S.A. and Banco Privado de Inversiones S.A., approved the preliminary merger agreement, the special purpose consolidated merger balance sheet as of December 31, 2012, the shares exchange relationship and the corresponding increase in capital of the absorbing entity.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

The share exchange relationship was agreed at 0.106195 of a common share of Banco Macro S.A. per common share of Banco Privado de Inversiones S.A. Therefore, the minority shareholders of Banco Privado de Inversiones S.A. are entitled to receive 0.106195 shares of Banco Macro S.A. for each common share they hold in Banco Privado de Inversiones S.A.’s capital stock. Consequently, Banco Macro S.A. will issue 77,860 Class B shares of common stock with a face value of Ps 1.

On July 10, 2013, after the term within which the Bank’s creditors could file objections elapsed, the "final merger agreement" was signed.

Finally, on December 23, 2013, the Board of Directors of the Central Bank, through Resolution N° 303, authorized Banco Privado de Inversiones S.A. to merge with and into Banco Macro S.A. (see also Note 3.2.) and on January 23, 2014, the CNV (Argentine Securities Commission) gave its approval, which was registered in the Public Registry of Commerce on March 19, 2014. Additionally, on January 23, 2014 the CNV authorized the public offering of 77,860 shares to be delivered in an exchange relationship to the minority shareholders of former Banco Privado de Inversiones S.A. As of the date of issuance of these financial statements, the quotation of such shares was pending approval by the BCBA.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and the Argentine professional accounting standards effective in the City of Buenos Aires (see Note 5.).

3.1.	Consolidated financial statements

As required under Central Bank rules, the Bank presents consolidated financial statements with its subsidiaries Banco del Tucumán S.A., Macro Bank Limited, Macro Securities S.A., Macro Fiducia S.A. and Macro Fondos SGFCI S.A. as supplementary information.

3.2.	Comparative information

As required under Central Bank rules, the balance sheet as of March 31, 2014 and supplementary information, are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2014, are presented comparatively with data for the same period in the prior fiscal year.

Additionally, as a result of the merger described in Note 2.6., the Bank’s financial statements and supplementary information as of March 31, 2013, were restated for comparative purposes, and as a result, we consolidated the stand-alone statements of income, changes in shareholders’ equity and cash flows of Banco Macro S.A. and former Banco Privado de Inversiones S.A., as of March 31, 2013. The merger effects were not material.

3.3.	Unit of measurement

Argentine professional accounting standards effective in the City of Buenos Aires establish that the financial statements should be stated in constant pesos. The adjustment methodology and the need to make those adjustments are required by Technical Resolutions (TR) No. 6 and No. 17 issued by FACPCE (Argentine Federation of Professional Councils in Economic Sciences), which were amended by TR No. 39, issued by the mentioned Federation on October 4, 2013. These standards establish mainly, the existence of an inflation rate accumulated over a three-year period reaching or exceeding 100%, considering the domestic wholesale price index of the INDEC (Argentine Institute of Statistics and Censuses), as a fact that identifies an inflation context that warrants adjusting the financial statements so that they are stated in constant currency as of the related date.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, when the adjustments to reflect those changes were discontinued, as provided by the professional accounting standards effective in the City of Buenos Aires and as required by Presidential Decree 664/2003, General Resolution No. 4/2003 of the Business Association Regulatory Agency, Central Bank Communiqué “A” 3,921 and CNV General Resolution No. 441.

However, the interpretation of the financial statements should consider the fact that, in recent fiscal years, there have been significant changes in the prices for relevant economic variables, such as salary cost, interest and exchange rates, which do not require such adjustments according to the abovementioned regulations.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

3.4.	Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.5.	Valuation methods

The main valuation methods used to prepare the accompanying financial statements as of March 31, 2014 and 2013 and December 31, 2013, were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last respective business day. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the related statements of income.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value:

They were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the related statements of income.

b.2)	Government securities - Holdings booked at amortized cost:

As set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security at acquisition date.

As required under Central Bank Communiqué “A” 5506, BAADEs (Argentine saving bonds for the economy development) were valued at acquisition cost increased by the accrued internal rate of return.

As of March 31, 2014 and December 31, 2013, the present value calculated by the Bank for these securities amounted to 431,047 and 254,767, respectively.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

They were valued at the quoted price as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were recorded in the related statements of income.

c)	Guaranteed loans – Presidential Decree No. 1387/2001:

As set forth in Central Bank Communiqués “A” 4898, “A” 5180, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/01 were valued at the specific acquisition value of each security, increased by accrued income including the benchmark stabilization coefficient (CER), net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of March 31, 2014 and December 31, 2013, the present value reported by the Central Bank for these securities amounted to 395,362 and 300,386, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in Note 3.5.c).

e.2)	Deposits and other assets and liabilities: the CER as of the last respective business day was applied.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are recorded directly in the related statements of income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

g)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

g.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued.

g.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them at the last respective business day. Differences in quoted prices were recorded in the related statements of income.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return. Such accruals were recorded in the related statements of income.

g.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos according to the method described in Note 3.5.a), as the case may be.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

ii.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last respective business day, translated into Argentine pesos according to the method described in Note 3.5.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

g.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations. Such accruals were recorded in the related statements of income.

g.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

h)	Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

The effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre-established contingent installments or automatic renewal clauses.

i)	Investments in other companies:

i.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

i.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.3., as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1.3. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

i.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.3., as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j)	Bank premises and equipment, other assets and intangible assets:

They were valued at their acquisition cost, restated as explained in Note 3.3., less the related accumulated depreciation and amortization, calculated based on their estimated useful life using the straight line method.

k)	Valuation of derivatives:

k.1)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to charge or pay a spread between fixed and variable rates.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

k.2)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, as of the last respective business day. Differences in quoted prices were recorded in the related statements of income.

k.3)	Put options taken: valued at the agreed-upon exercise price.

See also Note 11.

l)	Severance payments:

The Bank charges these payments directly to expenses.

m)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

n)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued, translated into pesos pursuant to the method described in Note 3.5.a). Such accruals were recorded in the related statements of income.

o)	Shareholders’ equity accounts:

They are restated as explained in Note 3.3., except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in such note was included in the "Adjustments to shareholders’ equity" account.

p)	Statement-of-income accounts:

p.1)	The accounts comprising monetary transactions (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

p.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.3.

p.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.6.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	03/31/2014	12/31/2013	03/31/2013

Cash	7,709,249	11,236,860	7,961,589

Government and private securities

Holdings booked at market value	15,880

Instruments issued by the Central Bank	2,009,247	12,980	1,120,578

Cash and cash equivalents	9,732,376	11,249,840	9,082,167

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying 1% over 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As March 31, 2014 and 2013, the Bank estimated an income tax charge of 644,000 and 263,000, respectively; hence, no minimum presumed income tax should be assessed for the three-month periods ended on such dates.

Additionally, as of March 31, 2014, the Bank made income tax prepayments for 739,909 for the 2013 fiscal year, which will be applied to the tax amount assessed in the 2013 tax return.

Finally, and as a result of the merger of former Banco Privado de Inversiones S.A. with and into the Bank, the Bank carries 3,460 in “Other receivables” in connection with a minimum presumed income tax credit and prepayments for 132, which will be used by the Bank to pay income tax for fiscal 2013.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS EFFECTIVE IN THE CITY OF BUENOS AIRES

Argentine professional accounting standards effective in the City of Buenos Aires differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows:

5.1.	Valuation standards

The main items with differences in valuation matters as of March 31, 2014 and December 31, 2013 are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item	03/31/2014	12/31/2013	03/31/2014	03/31/2014	12/31/2013	03/31/2014

Government securities and assistance to the government sector (a)
Government securities - Holdings booked at amortized cost	(1,465)	34,828	(36,293)	(331)	35,162	(35,493)
Instruments issued by the Central Bank and booked at amortized cost	12,331	41	12,290	12,331	41	12,290
Guaranteed loans – Presidential Decree No. 1,387/01	(11,305)	(13,614)	2,309	(11,305)	(13,614)	2,309

Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(90,244)	(92,636)	2,392	(90,244)	(92,636)	2,392
Other	(56,887)	(58,060)	1,173	(56,887)	(58,060)	1,173

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to total income / (loss) (1)	to equity		to total income / (loss) (1)
Item (contd.)	03/31/2014	12/31/2013	03/31/2014	03/31/2014	12/31/2013	03/31/2014

Interests in other companies (c)	28,807	25,012	3,795

Deferred assets – Income tax (d)	167,080	92,016	75,064	194,753	116,694	78,059

Other assets (e)	1,958	1,717	241	1,958	1,717	241

Liabilities – Provisions (f)	(86,917)	(67,994)	(18,923)	(86,917)	(67,994)	(18,923)

Total	(36,642)	(78,690)	42,048	(36,642)	(78,690)	42,048

(1)	Additionally, according to the Argentine professional accounting standards effective in the City of Buenos Aires, individual and consolidated income for the three-month period ended March 31, 2013, would have increased by 52,676.

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.5.b.2), 3.5.b.4) and 3.5.c). Pursuant to the Argentine professional accounting standards effective in the City of Buenos Aires, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, current Central Bank regulations establish that financing to the nonfinancial government sector is not subject to loan-loss provisioning, whereas the Argentine professional accounting standards effective in the City of Buenos Aires require that assets in general to be compared with their recoverable value every time financial statements are prepared.

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company and, if the purchase price exceeds the book value, the excess amount is recorded in the acquiring company´s books as a positive goodwill. On the other hand, if the purchase price is lower than book value, the difference is recorded in the acquiring company´s books as a negative goodwill. If the goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If the goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per year is 20%.

According to the Argentine professional accounting standards effective in the City of Buenos Aires, business combinations are recorded based on the market values of the acquired company’s identifiable net assets and the difference between the purchase price and the identifiable net asset measurement value is recorded as either a positive or a negative goodwill, as the case may be. If a positive goodwill is recognized, this goodwill will be amortized systematically over the estimated useful life, unless it has an indefinite useful life considering the estimates made by the Bank´s Management, in which case it shall not be amortized, but compared with its recoverable value as of each year-end. If a negative goodwill is recognized due to expected losses or future expenses of the acquired entity and which should not have been recorded as liabilities as of the acquisition date, it will either be charged to the statement of income according to the change in specific circumstances that gave rise to it or systematically, taking into account an average weighted useful life of the acquired entity’s assets subject to depreciation and amortization.

(c)	Subsidiary Banco del Tucumán S.A. prepares its financial statements in conformity with Central Bank rules which differ from the Argentine professional accounting standards effective in the City of Buenos Aires.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(d)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to the Argentine professional accounting standards effective in the City of Buenos Aires, income tax should be booked following the deferred tax method, according to which (i) in addition to the current tax payable, either an asset (if certain conditions are met) or a liability is recognized for deferred taxes related to the tax effect of the temporary differences between the book and tax valuation of assets and liabilities, and (ii) a tax expense (income) is recognized in relation to the portion involving the current tax expense (income) as well as the one involving the deferred tax expense (income), resulting from the creation and reversal of the abovementioned temporary differences in the year. Under Argentine professional accounting standards effective in the City of Buenos Aires, a deferred tax asset is recognized when there are unused NOLs or tax credits that can be deducted from future taxable income, provided they are likely.

(e)	The Bank recorded interest rate swap agreements under memorandum accounts in conformity with Central Bank accounting standards. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and using variables that can be verified.

(f)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to the Argentine professional accounting standards effective in the City of Buenos Aires, the Bank should have recorded a liability related to this item.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by the Argentine professional accounting standards effective in the City of Buenos Aires.

b)	There are differences between the cash flow information disclosed and the requirements established by the Argentine professional accounting standard effective in the City of Buenos Aires such as the lack of segregation of the interest earned and paid by the Bank, considering that this statement is prepared according to specific standards applicable to financial institutions.

c)	There are differences between the disclosure required by the Argentine professional accounting standards in the City of Buenos Aires and the disclosure made by the Bank regarding its income statement items, as this statement is prepared according to specific standards applicable to financial institutions.

d)	The supplementary information presented by the Bank, is the information specifically required by Central Bank regulations. This regulation does not contemplate all disclosure requirements of the Argentine professional accounting standards in the City of Buenos Aires, such as the disclosure of due dates for all receivables and payables together with their interest rates or adjustments, certain information about transactions with related parties, the exchange rate applicable to different foreign currencies assets and liabilities at the end of the period, etc.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHER” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		03/31/2014	12/31/2013

6.1)	Loans – Other

	Other loans	3,872,620	4,097,387
	Export financing and prefinancing	1,282,471	1,013,383
		5,155,091	5,110,770

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

		03/31/2014	12/31/2013

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Debt securities issued by financial trusts	490,319	423,682
	Certificates of participation in financial trusts	255,566	273,933
		745,885	697,615

6.3)	Other receivables – Other

	Sundry receivables	206,998	200,714
	Security deposits	149,283	134,079
	Advanced prepayments	35,792	40,531
	Tax prepayments	3,091	2,781
	Other	16,728	12,723
		411,892	390,828

6.4)	Deposits - Nonfinancial government sector

	Time deposits	2,167,286	1,425,462
	Checking accounts	2,067,397	1,898,509
	Savings accounts	232,220	385,790
	Investment accounts	188,346	187,565
	Accrued interest, adjustments and listed price differences payable	41,731	27,973
	Other	590,249	571,857
		5,287,229	4,497,156

6.5)	Deposits - From the non-financial private sector and foreign residents - Other

	Expired time deposits	539,428	497,450
	Unemployment fund for workers of the construction industry	168,738	166,772
	Attachments	148,599	132,396
	Security deposits	2,479	2,040
	Other	40,825	29,357
		900,069	828,015

6.6)	Other liabilities from financial intermediation - Other

	Purchase financing payables	913,492	815,696
	Other payment orders pending settlement	481,159	411,831
	Collections and other transactions on account and behalf of others	347,457	239,308
	Other withholdings and additional withholdings	344,504	345,333
	Miscellaneous not subject to minimum cash requirements	221,028	254,458
	Miscellaneous subject to minimum cash requirements	93,638	101,056
	Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see Note 7.)	87,186	87,186
	Retirement pension payment orders pending settlement	43,569	29,253
	Other	77,143	56,163
		2,609,176	2,340,284

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

		03/31/2014	12/31/2013

6.7)	Other Liabilities - Other

	Taxes payable (net of prepayments)	1,363,369	877,909
	Salaries and payroll taxes payable	236,657	159,677
	Miscellaneous payables	133,494	121,262
	Withholdings on salaries	32,059	38,106
	Prepayment for the sale of assets	6,958	4,859
		1,772,537	1,201,813

6.8)	Memorandum accounts – Debit-balance accounts – Control – Other

	Checks and securities in custody – ANSES (Argentine social security administration)	35,311,246	29,197,830
	Securities in custody – Other	5,724,940	4,708,604
	Checks and securities not yet collected	2,791,720	2,989,649
	Checks and securities to be debited	881,489	836,416
	Managed portfolios (see Note 12.)	643,151	603,851
	Checks and securities to be collected	113,949	93,324
		45,466,495	38,429,674

		03/31/2014	03/31/2013

6.9)	Financial income – Interest on other loans

	Personal loans	992,319	721,892
	Other	283,802	199,906
		1,276,121	921,798

6.10)	Financial income – Net income from government and private securities

	Government securities	189,223	89,282
	Financial trusts	40,879	9,166
	Other	11,082	2,345
		241,184	100,793

6.11)	Financial income – Other

	Forward foreign-currency transactions offset	153,608	4,984
	Premiums on reverse repurchase agreements with the financial sector	43,418	26,217
	Interests on loans for export prefinancing and financing	19,129	11,777
	Other	819
		216,974	42,978

6.12)	Financial expense – Other

	Turnover tax and municipal assessments	224,877	136,627
	Premiums on repurchase agreements with the financial sector	296	516
	Other		212
		225,173	137,355

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

		03/31/2014	03/31/2013

6.13)	Service-charge income - Other

	Debit and credit card income	224,701	155,591
	Rental of safe deposit boxes	18,595	16,384
	Service commissions – Joint ventures (see Note 2.5.)	16,179	11,309
	Other	67,428	54,624
		326,903	237,908

6.14)	Service-charge expense - Other

	Debit and credit card expenses	108,448	77,654
	Turnover tax and municipal assessments	45,270	31,870
	Commissions paid to lending agents	22,336	30,008
	Other	11,881	7,159
		187,935	146,691

6.15)	Administrative expenses – Other operating expenses

	Security services	52,657	37,285
	Maintenance, conservation and repair expenses	49,873	36,907
	Electric power and communications	29,184	21,900
	Leases	23,494	15,316
	Stationery and office supplies	4,826	3,806
	Insurance	3,891	3,083
		163,925	118,297

6.16)	Other income – Other

	Other adjustments and interest on other receivables	15,986	2,811
	Services provided to Banco del Tucumán S.A.	2,309	2,170
	Gain on sale of bank premises and equipment, and other assets	470	144
	Other	4,757	10,310
		23,522	15,435

6.17)	Other expense – Other

	Municipal assessment	12,831	8,140
	Turnover tax	1,782	840
	Donations		3,490
	Other	4,906	1,988
		19,519	14,458

7.	RESTRICTED ASSETS

As of March 31, 2014 and December 31, 2013 the following Bank’s assets are restricted:

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

Item	03/31/2014	12/31/2013

Government and private securities

• Argentine Government bond in Argentine pesos at private Badlar + 300 basics points, maturing 2015 and Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, used as security in favor of SEDESA (1)	92,107	89,333
• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, securing the role of custodian of FGS (sustainability guarantee fund) investments	80,899	80,513
• Argentine Government bond in Argentine pesos at private Badlar + 275 basics points, maturing in 2014, for the performance of forward foreign currency trading transactions	61,124	55,136
• Secured Bonds under Presidential Decree No. 1579/02 as security for a loan received from Banco de Inversión y Comercio Exterior S.A. (BICE)	40,932	33,775
• Other government and private securities	9,942	8,967
Subtotal government and private securities	285,004	267,724

Loans

• Guaranteed Loans under Presidential Decree No. 1387/01 – Global 17 at a variable rate provided as guarantee in favor of the Central Bank in relation to the auctions of advances intended for the production sector under the Bicentennial Production Financing Program	48,900	43,263
Subtotal Loans	48,900	43,263

Other receivables from financial intermediation

• Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities	535,464	511,178
• Interests resulting in contributions made in the Bank´s capacity by contributory partner of the following venture funds: (2)
- Risk Fund of Garantizar SGR (mutual guarantee association), with an original contribution of 20,000 made on December 13, 2012	22,039	21,268
- Risk Fund of Los Grobo SGR, with an original contribution of 20,000 made on December 12, 2012	24,073	21,241
- Risk Fund of Intergarantías SGR, with an original contribution of 3,000 made on December 30, 2013	3,000	3,000
Subtotal other receivables from financial intermediation	584,576	556,687

Other receivables

• Security deposits related to credit card transactions	144,140	129,094
• Sundry receivables includes an item related to the attachment ordered in the context of a claim initiated by Buenos Aires City tax authorities on turnover tax differences.	827	827
• Other guarantee security.	5,143	4,985
Subtotal other receivables	150,110	134,906

Total	1,068,590	1,002,580

(1)	As replacement for the preferred shares of former Nuevo Banco Bisel S.A. to secure to SEDESA the price payment and the fulfillment of all the obligations assumed in the purchase and sale agreement dated May 28, 2007, maturing on August 11, 2021.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(2)	In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows (see also Note 4. to the consolidated financial statements):

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	03/31/2014	12/31/2013

ASSETS

Cash		5,849			5,849	4,762

Loans				270,193	270,193	202,705

Other receivables from financial intermediation			22,060	103,909	125,969	137,606

Receivables from financial leases			9,579	11,224	20,803	10,055

Other receivables	375			401	776

Items pending allocation	21				21	44

Total assets	396	5,849	31,639	385,727	423,611	355,172

LIABILITIES

Deposits		1,040	28,377	141,174	170,591	117,550

Other liabilities from financial intermediation			22,262		22,262	96,878

Total liabilities		1,040	50,639	141,174	192,853	214,428

MEMORANDUM ACCOUNTS

Credit-balance accounts – Contingent	923			1,030	1,953	1,953

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A.	Other subsidiaries and related parties (1)	03/31/2014	03/31/2013

INCOME (EXPENSE)

Financial income	21		239	3,548	3,808	2,547

Financial expense	(50)			(5,151)	(5,201)	(2,870)

Service-charge income	7	1	6	220	234	366

Administrative expenses	(3)				(3)	(3)

Other income	2,524				2,524	2,375

Total income / (loss)	2,499	1	245	(1,383)	1,362	2,415

(1)	Includes amounts generated by the Bank with its subsidiaries and its related parties regarding transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2014, amounted to 594,563. Since December 31, 2011, the Bank’s capital stock has changed as follows.

As of December 31, 2011	594,485

Capital stock increase approved by the General Special Shareholders’ Meeting of June 10, 2013 (1)	78

As of March 31, 2014	594,563

(1)	Related to the capital increase in the amount of 77,860 Class B shares of common stock with a face value of Ps 1, each one entitled to one vote, to be issued and delivered to the minority shareholders of former Banco Privado de Inversiones S.A., in the merger process with Banco Macro S.A. (see also Note 2.6.).

Moreover, during fiscal year 2011, the Bank acquired a total of 10,000,000 proprietary registered Class B shares of common stock for a total amount of 92,919. The Bank´s General Shareholder´s Meeting could decide to sell those shares during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be canceled. The three-year term will be effective on September, 2014.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual face value as of 03/31/2014		03/31/2014	12/31/2013

Subordinated – Class 1	USD	150,000,000	(a.1)	USD	150,000,000	1,234,986	981,142

Non-subordinated – Class 2	USD	150,000,000	(a.2)	USD	106,395,000	864,276	718,044

Total						2,099,262	1,699,186

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No, 23,576, as amended by Law No, 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or has failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576 (see Note 22.b)).

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 non-subordinated simple corporate bonds at a fixed rate of 8.5% p.a., not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest is paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and from time to time. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) and a.2).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and Argentine professional accounting standards effective in Buenos Aires City. Such instruments mainly relate to:

-	Forward transactions involving securities and foreign currency.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

-	Forward transactions without delivery of the underlying asset.
-	Options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.5.g.1), 3.5.g.2) and 3.5.k).

Positions of transactions effective as of March 31, 2014 and December 31, 2013 are as follows:

Transaction	03/31/2014	12/31/2013

Net position of repurchase agreements	(3,152,344)	(569,919)

Net asset position of forward transactions without delivery of the underlying asset (a)	694,814	806,959

Interest rate swaps (b)	50,000	50,000

Position of put options taken (c)	8,204	6,676

Net income (loss) resulting from these transactions for the three-month periods ended March 31, 2014 and 2013, amount to income (loss):

Transaction	03/31/2014	03/31/2013

Premiums on reverse repurchase agreements	43,418	26,217

Premiums on repurchase agreements	(296)	(516)

Interest rate swap	819	(212)

Forward foreign-currency transactions offset	153,608	4,984

Total	197,549	30,473

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)	As of March 31, 2014 and December 31, 2013, this is related to swap agreements entered into with the Central Bank entitling the Bank to collect, on a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15% to 16.50% nominal interest rate p.a., applied on a total of notional values of 50,000 and 85,000, respectively. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreements will expire before October 31, 2014. The purpose of these transactions is to place medium- and long-term loans in accordance with Central Bank Communiqué “A” 4776, as supplemented.

(c)	As of March 31, 2014, this includes a put option taken with Carpoint S.A. of a property received by the Bank as payment of loans granted by it. The price was set at USD 1,024,250, and the option’s exercise period is between September 24, 2015, and September 23, 2016, both dates inclusive.

12.	PORTFOLIO MANAGEMENT

As of March 31, 2014 and December 31, 2013, the Bank manages the following portfolios:

	Managed portfolio as of
Item	03/31/2014	12/31/2013

• On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta Provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector.	14,036	14,039

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

	Managed portfolio as of
Item (Cont.)	03/31/2014	12/31/2013

• On August 11, 1998, former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy provincial Government entered into an agreement to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed.	42,026	42,082

• On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and the former Banco Macro S.A.,	106,689	107,875

• On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an “Agreement for the LAVERC financial trust’s collection administration and management”.	74,167	74,069

• On June 30, 2006, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.	58,380	58,169

• On November 22, 2012 and 2013, the Bank (trustor) and Macro Fiducia S.A. (trustee), created the financial trusts Fideicomiso Financiero Privado “SECANE I” and “SECANE II”, respectively; in the trusts agreement the trustor assumes the role of collection agent, administration and custodian.	181,319	183,845

• Other portfolios managed by the Bank.	166,534	123,772

Total	643,151	603,851

13.	MUTUAL FUNDS

As of March 31, 2014, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and assets from the following mutual funds:

Fund	Shares of interest	Equity	Assets (1)

Pionero Pesos	249,889,114	474,009	446,197

Pionero Renta Ahorro	116,301,702	302,656	309,445

Pionero F F	121,027,057	275,428	312,801

Pionero Renta	39,239,539	241,178	239,376

Pionero Acciones	1,141,254	6,604	6,520

Pionero Renta Dólares	6,027	19

Pionero Empresas FCI Abierto PYMES	100,000	121	97

Pionero Consumo	100,000	117	114

Argenfunds Renta Pesos	78,080	73	69

Argenfunds Renta Argentina	78,080	76	72

Argenfunds Ahorro Pesos	279,614,669	388,930	420,707

Argenfunds Renta Privada	184,287,915	257,106	278,452

Argenfunds AB PYMES	5,966,486	6,665	6,594

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No, 540/1995, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.2428% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10752 of February 18, 2014.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as the requirements under Presidential Decree No. 540/1995 and any others established by the enforcement agency, are fulfilled. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, and deposits of securities, among others, must be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. The different trust agreements are disclosed below, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of March 31, 2014 and December 31, 2013, the amounts recorded in the Bank’s financial statements for holdings of certificates of participation (net of allowances for 223,832 as of both dates) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	03/31/2014	12/31/2013

Certificates of participation:

Frávega Créditos XII (a)	27,642	44,717

Other	4,092	5,384
Subtotal certificates of participation	31,734	50,101

Debt securities:

Underwriting agreements (b)	343,506	281,187

Loma Blanca (c)	97,999	98,412

Other (d)	48,814	44,083
Subtotal debt securities	490,319	423,682
Total	522,053	473,783

(a)	Frávega Créditos XII Trust

On November 29, 2013, Frávega SACI e I, as trustor, collection agent and beneficiary, Macro Fiducia S.A. as trustee and Banco Sáenz S.A. as the loan portfolio manager, entered into a trust agreement called Fideicomiso Financiero Privado Frávega Créditos XII, whereby the trust issued Class “A” and Class “B” certificates of participation.

The purpose of the trust is to pay the certificates of participation in full once the receivables and promissory notes transferred by the trustor have been collected. Upon expiration of the trust, holders of Class “B” certificates of participation will receive the remaining receivables.

As of March 31, 2014 and December 31, 2013, the Bank was the direct beneficiary of 100% of the Class “A” certificates of participation issued by Fideicomiso Financiero Privado Frávega Créditos XII.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Underwriting agreements

It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements (Consubond, Mila, Accicom, Pvcred, CCF Créditos and Credial). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(c)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), entered into the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust consists in the set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, Province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

(d)	Other

It includes, among others, Chubut oil & gas royalties, which manages assigned receivables and rights on oil & gas royalties for the purpose of financing production projects, infrastructure works in the Province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector.

According to the latest accounting information available as of the date of issuance of these financial statements, the corpus assets of the abovementioned trusts, exceed the carrying amount in the related proportions.

Additionally, Note 8.1. to the consolidated financial statements, includes a list of the holdings for investment held by the Bank´s subsidiaries.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way the funds that were originally used to finance the loans are obtained earlier.

As of March 31, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed through Macro Fiducia S.A. (subsidiary) of this type of trusts amounted to 12,833 and 10,754, respectively.

Additionally, Note 8.2. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amounted to 746,722 and 750,214, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of March 31, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amounted to 570,869 and 510,516, respectively.

Additionally, Note 8.3. to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT IN THE CAPACITY OF AGENTS BELONGING TO DIFFERENT CATEGORIES OF AGENTS DEFINED BY THE CNV

On September 5, 2013, the CNV issued General Resolution No. 622, as mentioned in Note 21. Considering Banco Macro S.A.’s current operations, and according to the different categories of agents established by the abovementioned Resolution, the Bank is in the process of registering with this agency for the following agent categories: custody of collective investment products (AC PIC FCI), placement and distribution of mutual funds (Acyd FCI), financial trustees (FF) and nonfinancial trustees (FNOF), and clearing and settlement and integral trading agent (ALyC and AN - integral).

The Bank’s shareholder´s equity exceeds the minimum amount required by this regulation, amounting to 24,625, while the required minimum of liquid assets is 14,000, which are made up of available assets in accounts with the Central Bank.

17.	MINIMUM CASH AND MINIMUM CAPITAL REQUIREMENTS

17.1.	Accounts identifying compliance with the minimum cash requirements:

The items computed by the Bank to constitute the minimum cash requirement effective for March 2014 are listed below, indicating the balances as of month-end of the related accounts:

Item	03/31/2014

Cash

Amounts in Central Bank accounts	4,988,698

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	535,464

Total	5,524,162

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

17.2.	Minimum capital requirements:

As the table disclosed, the minimum capital requirements measured on an individual basis, effective for March 2014, along with its computable capital as of the end of that month:

Item	03/31/2014

Minimum capital requirement	4,152,723

Computable capital	8,628,269

Excess amount	4,475,546

18.	TAX AND OTHER CLAIMS

18.1	The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant ongoing claims arising from the previous paragraph are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	City of Buenos Aires tax authorities attributed a turnover tax difference to Banco Macro S.A. for fiscal period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

c)	City of Buenos Aires tax authorities attributed a turnover tax difference to former Banco Privado de Inversiones for fiscal periods 2002 and 2003. In February 2009, a complaint was filed to challenge the assessment with the Federal Administrative Tax Court, which is pending proceedings. City of Buenos Aries government filed an action for payment and secured a provisional attachment in the amount of 827 (see also Note 7.).

Additionally, there are other appeals filed with the Tax Court, which are not relevant.

18.2	Moreover, as a result of a lawsuit filed in 2007 by consumers’ association “ADECUA” claiming about various aspects related to the collection of the “life insurance” charge for products marketed by former Banco Privado de Inversiones S.A., on November 29, 2010, the parties reached a settlement agreement, approved by the Federal Commercial Court in and for the City of Buenos Aires No. 3, clerk’s office No. 5, and complied with by the Bank.

However, on March 22, 2013, the judge hearing the case ordered to adjust the performance of the agreement, as regards the reimbursement of the funds to the customers from whom the charge had been collected, a resolution which was appealed by the Bank.

Additionally, there are other claims initiated by consumers’ associations.

18.3	Finally, the Bank and its directors were notified about the opening of financial and exchange proceedings by the Central Bank and other proceedings filed by the UIF (Financial Information Unit). According to the above mentioned agencies position, they are mainly related to regulatory breaches over transactions conducted by Bank customers. These proceedings were or will be challenged or appealed in the administrative field and / or in court, as the case may be.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

The Bank’s Management and its tax and legal advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL AND CAPITAL SYSTEM AND THE BANK

The financial and capital markets

The international and local macroeconomic context generates a certain degree of uncertainty regarding its future progress as a result of the contractions in growth levels, the volatility of financial assets and the foreign exchange market, among other issues, which has been observed with various degrees of intensity over the last few years. In addition, at a local level, there was an increase in the volatility of government and private securities and in interest rates, as well as somewhat significant changes in the prices for other relevant economic variables, such as salary costs, the prices of the main raw materials and the exchange rate.

Specifically in connection with the Argentine foreign exchange market, as from October 2011, the Federal Government imposed certain restrictions to access to the MUyLC (single and free foreign exchange market). Moreover, during the first quarter of 2014, there was a strong appreciation of foreign currency and a rise in interest rates, both deposit and lending rates.

Lastly, on December 27, 2012, a new Capital Markets Law was enforced, as enacted by Presidential Decree No. 1023/2013 dated July 29, 2013, and CNV General Resolution No. 622 dated September 5, 2013. At present, although the regulations provide for a transition period, the law is undergoing a process of gradual implementation and analysis by the various market agents. In addition, several filings and requests for clarification have been filed with the agency, which has issued various interpretations and extensions.

Therefore, the Bank’s Management permanently monitors the change of the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps, 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a rate of 4% p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As of March 31, 2014 and December 31, 2013, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 17,460 and 14,208 at the stand-alone level, respectively, and a total of 29,227 and 23,301 at consolidated level, respectively. The Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts that could derive from the final outcome of such actions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish – See Note 22)

(Figures stated in thousands of pesos, except for where indicated)

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	Among other issues, the Regular Shareholders’ Meeting held on April 29, 2014, decided as follows:

a.1)	Apply 488,713 out of “Unappropriated retained earnings” to set the legal reserve related to 20% of income for the year ended December 31, 2013, according to Central Bank standards.

a.2)	Apply 95,326 out of “Unappropriated retained earnings” to set a special reserve for interest to be paid upon the maturities taking place in June and December 2014, as established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in Note 10.a.1) and as established by Central Bank Communiqué “A” 4576.

a.3)	Distribute cash dividends up to the amount of 596,254. Such distribution is pending approval by Central Bank.

a.4)	Apply 488,713 out of “Unappropriated retained earnings” to set an optional reserve for future distributions of earnings, as established in Central Bank Communiqué “A” 5273.

b)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as a single and definitive payment. For this purpose, income to be considered in each year will result from adding dividends or earnings from other corporations not computed in the calculation of those earnings in the same tax period(s) to the earnings determined under application of Income Tax Law, and deducting the tax paid for the tax period(s) in which the earnings, or the related proportional amount, being distributed were generated.

Additionally, from the amendments introduced by Law No. 26,893, with effect from September 23, 2013, distributions of dividends (except for shares) to individuals of the country or foreign individuals or legal entities shall be subject to a 10% income tax.

c)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting considering financial statements with retained earnings should specifically decide how they will be used.

d)	Through Communiqué “A” 5485 as supplemented, the Central Bank establishes the general procedure for distributing earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, and there are no penalties imposed by UIF, weighted to be significant, among other previous conditions listed in the abovementioned communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, from unappropriated retained earnings and the voluntary reserve for future distribution of earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, among other items.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an increasing adjustment of 75% of the required amount.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5., in accordance with argentine professional accounting standards effective in the City of Buenos Aires. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito

Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	03/31/2014		12/31/2013	03/31/2014
Name	Market or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 3% - Maturity: 2015		359,357	467,411	360,911		360,911
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-2017		194,520		194,520		194,520
Federal government bonds in US dollars at 7% - Maturity: 2015		150,181	44,126	151,365		151,365
Province of Neuquén guarantee Treasury Bills Class 1 in US dollars - Maturity: 05-23-2014		134,162		134,162		134,162
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2% - Maturity: 02-04-2018		71,142	256,946	47,783		47,783
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		33,578	25,834	14,579		14,579
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016		28,331	26,970	28,331		28,331
Consolidation bonds in pesos - 7° Serie - Maturity: 01-04-2016		25,936	3,012	27,698		27,698
Consolidation bonds in pesos - 8° Serie		25,499	3,378	795		795
Debt Securities of the Province of Entre Ríos in pesos Class 1 - Maturity: 08-06-2016		23,790		23,790		23,790
Other		67,943	376,105	62,887		62,887
Subtotal holdings booked at market value		1,114,439	1,203,782	1,046,821		1,046,821

Government securities under repo transactions with Central Bank of Argentina
- Local
Discount Bonds in US dollars 2033 (Reg. By Arg Law)		83,490
Federal government bonds in US dollars at 7% - Maturity: 2017			88,928
Subtotal government securities under repo transactiones with Central Bank of Argentina		83,490	88,928

Holdings booked at amortized cost
- Local
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019	189,545	199,182		199,182		199,182
Argentine saving bond for the economy development in US dollars at 4% - Maturity 07-27-2016	128,222	119,765	98,437	119,765		119,765
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014	103,184	103,184	98,759	103,184		103,184
Province of Entre Ríos Treasury Bills - Maturity: 06-26-2014	10,096	10,095		10,095		10,095
Province of Neuquén guarantee Treasury Bills Class 1 in US dollars - Maturity: 05-23-2014			37,435
Debt Securities Class 1 - Chubut development and infraestructure bond in US dollars at 4% - Maturity: 10-21-2019			10,376
Subtotal Holdings booked at amortized cost		432,226	245,007	432,226		432,226

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	03/31/2014		12/31/2013	03/31/2014
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value - Own portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-09-2014		142,370		142,370		142,370
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-16-2014		19,802		19,802		19,802
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-03-2014		731		731		731
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-02-2014			12,980
Subtotal Central Bank of Argentina Internal Bills at market value - Own Portfolio		162,903	12,980	162,903		162,903

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-01-2014		2,803,243
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-28-2015		195,334
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-19-2014			21,817
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-05-2014			21,330
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-29-2014			12,750
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-11-2014			12,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-15-2014			11,902
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-26-2014			4,674
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		2,998,577	85,064

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-21-2014		821,128		821,128		821,128
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-07-2014		820,632		820,632		820,632
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-11-2014		365,401		417,114		417,114
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-14-2014		293,254		293,254		293,254
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-28-2014		196,428		196,428		196,428
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-10-2014		185,443		185,443		185,443
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-04-2014		181,051		181,051		181,051
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-27-2014		34,094		34,094		34,094
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 06-11-2014		20,836		20,836		20,836
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 06-25-2014		12,296		12,296		12,296
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 05-28-2014		10,610		10,610		10,610
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 05-14-2014		8,738		8,738		8,738
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 09-10-2014		6,407		6,407		6,407
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 08-27-2014		3,725		3,725		3,725
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 08-13-2014		3,335		3,335		3,335
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 03-11-2014		2,509		2,509		2,509
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 04-30-2014		1,939		1,939		1,939
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 02-25-2014		868		868		868
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 01-10-2014		850		850		850
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 07-30-2014		536		536		536
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own portfolio		2,970,080		3,021,793		3,021,793

Central Bank of Argentina Notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 04-23-2014		288,525		288,525		288,525
Subtotal Central Bank of Argentina Notes at market value - Own portfolio		288,525		288,525		288,525
Subtotal Instruments issued by the Central Bank of Argentina		6,420,085	98,044	3,473,221		3,473,221

Jorge H. Brito

Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	03/31/2014		12/31/2013	03/31/2014
Name	Market value or Present Value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		6,420,085	98,044	3,473,221		3,473,221

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 04-23-2014			39,340
Subtotal Central Bank of Argentina Notes - Under repo Transactions			39,340

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 08-20-2014		591,616		622,718		622,718
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 06-18-2014		490,959		490,959		490,959
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 07-23-2014		388,674		409,399		409,399
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 09-24-2014		25,213		25,213		25,213
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 04-23-2014			35,647
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		1,496,462	35,647	1,548,289		1,548,289
Total Instruments issued by the Central Bank of Argentina		7,916,547	173,031	5,021,510		5,021,510
Total Government securities		9,546,702	1,710,748	6,500,557		6,500,557

Total government and private Securities		9,546,702	1,710,748	6,500,557		6,500,557

(1) Position without options as of March 31, 2014, includes “Holdings” plus: “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito

Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2014 AND DECEMBER, 31 2013
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2014	12/31/2013

COMMERCIAL

In normal situation	16,148,705	15,697,070
With Senior “A” guarantees and counter-guarantees	1,063,520	1,052,533
With Senior “B” guarantees and counter-guarantees	2,943,223	2,910,554
Without Senior guarantees or counter-guarantees	12,141,962	11,733,983

Subject to special monitoring	97,062	102,511
In observation
With Senior “A” guarantees and counter-guarantees	533	1,993
With Senior “B” guarantees and counter-guarantees	29,543	35,970
Without Senior guarantees or counter-guarantees	66,986	64,548

Troubled	24,223	22,650
With Senior “B” guarantees and counter-guarantees	13,826	13,060
Without Senior guarantees or counter-guarantees	10,397	9,590

With high risk of insolvency	264,848	222,106
With Senior “B” guarantees and counter-guarantees	121,986	75,006
Without Senior guarantees or counter-guarantees	142,862	147,100

Irrecoverable	11,603	8,385
With Senior “B” guarantees and counter-guarantees	3,657	3,729
Without Senior guarantees or counter-guarantees	7,946	4,656

Subtotal Commercial	16,546,441	16,052,722

Jorge H. Brito

Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2014 AND DECEMBER, 31 2013
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2014	12/31/2013

CONSUMER

Performing	21,005,452	20,972,447
With Senior “A” guarantees and counter-guarantees	338,546	314,530
With Senior “B” guarantees and counter-guarantees	1,600,642	1,633,217
Without Senior guarantees or counter-guarantees	19,066,264	19,024,700

Low risk	399,870	316,744
With Senior “A” guarantees and counter-guarantees	2,601	1,578
With Senior “B” guarantees and counter-guarantees	14,051	13,948
Without Senior guarantees or counter-guarantees	383,218	301,218

Medium risk	230,132	206,596
With Senior “A” guarantees and counter-guarantees	362	1,063
With Senior “B” guarantees and counter-guarantees	8,865	6,047
Without Senior guarantees or counter-guarantees	220,905	199,486

High risk	144,475	124,120
With Senior “A” guarantees and counter-guarantees		576
With Senior “B” guarantees and counter-guarantees	5,025	4,859
Without Senior guarantees or counter-guarantees	139,450	118,685

Irrecoverable	61,058	62,241
With Senior “A” guarantees and counter-guarantees	121
With Senior “B” guarantees and counter-guarantees	8,819	9,065
Without Senior guarantees or counter-guarantees	52,118	53,176

Irrecoverable according to Central Bank's rules	153	284
Without Senior guarantees or counter-guarantees	153	284

Subtotal Consumer	21,841,140	21,682,432
Total	38,387,581	37,735,154

Jorge H. Brito

Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF MARCH 31, 2014 AND DECEMBER, 31 2013
(Translation of financial statements originally issued in Spanish - See Note 22)
(Figures stated in thousands of pesos)

	03/31/2014		12/31/2013
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	3,019,338	7.87	2,321,319	6.15
50 next largest customers	3,717,649	9.68	3,855,621	10.22
100 next largest customers	2,820,180	7.35	2,724,057	7.22
Other customers	28,830,414	75.10	28,834,157	76.41

Total	38,387,581	100.00	37,735,154	100.00

Jorge H. Brito

Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	18	85,782	3,074	41,663	83,327	130,536	376,848	721,248

Financial sector		309,769	13,155	9,087	15,700	2,233		349,944

Non-financial private sector and foreign residents	451,479	12,585,524	5,398,250	3,465,186	3,234,554	5,083,447	7,097,949	37,316,389

Total	451,497	12,981,075	5,414,479	3,515,936	3,333,581	5,216,216	7,474,797	38,387,581

Jorge H. Brito

Chairperson

EXHIBIT E

DETAIL OF INVESTMENT IN OTHER COMPANIES

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

							Information on the issuer
	03/31/2014					12/31/2013	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / Year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	679,687	618,886	Financial institution	03-31-14	43,960	755,779	67,608
Macro Securities S.A.	Common	1	1	12,776,680	63,210	54,676	Brokerage house	03-31-14	12,886	62,333	7,750
Macro Fiducia S.A.	Common	1	1	6,475,143	14,239	12,714	Services	03-31-14	6,567	14,887	1,624
Macro Fondos SGFCI S.A.	Common	1	1	327,183	5,523	4,362	Mutual funds management	03-31-14	1,713	27,433	5,551
Foreign
Macro Bank Limited	Common	1	1	9,816,899	347,149	279,298	Financial institution	03-31-14	9,817	347,149	67,851
Subtotal subsidiaries					1,109,808	969,936

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-12	23,599	62,631	25,777
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-12	7,200	6,743	(962)
Visa Argentina S.A.	Common	1	1	1,141,503	3,554	3,554	Business services	05-31-13	15,000	265,120	203,787
COEL S.A.	Common	1	1	86,236	138	138	Financial Services	12-31-12	1,000	3,106	500
ACH S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-12	650	266	(105)
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	121	121	Electronic market	12-31-13	242	24,899	8,677
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-13	10,250	44,699	13,201
Garantizar SGR	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-13	18,578	905,856	24,217
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	632	514	Financial institution	12-31-13	1,824,910	5,592,131	552,420
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	469	382	Financial institution	12-31-13	1,824,910	5,592,131	552,420
Subtotal non-subsidiaries					8,254	8,049

Total in financial institutions, supplementary and authorized activities					1,118,062	977,985

In other companies
- Non-subsidiaries
In Argentina
Other					1,573	1,551
Foreign
SWIFT S.A.	Common	1	1	5	39	32	Services	12-31-12	973,323	1,638,274	90,222
Total in other companies					1,612	1,583
Total (1)					1,119,674	979,568

(1) As of March 31, 2014 and December 31, 2013 the Bank booked allowances for impairment in value amounting to 344 for both dates (see Exhibit J).

Jorge H. Brito

Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Net book				Depreciation for the period		Net book
Item	value at beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of the period

Bank premises and equipment
Buildings	375,089	9,338	15,638	170	50	4,269	395,626
Furniture and facilities	86,216	5,838			10	3,249	88,805
Machinery and equipment	173,736	84,360			5	17,345	240,751
Vehicles	32,237	1,114		127	5	3,382	29,842

Total	667,278	100,650	15,638	297		28,245	755,024

Other assets
Works in progress	117,785	54,243	(12,743)				159,285
Works of art	1,170						1,170
Prepayments for the purchase of assets	20,195	2,000	(720)				21,475
Foreclosed assets	8,908			69	50	20	8,819
Leased buildings	570				50	1	569
Stationery and office supplies	10,066	15,001		11,253			13,814
Other assets	200,937	5,453	(2,175)	8,082	50	319	195,814

Total	359,631	76,697	(15,638)	19,404		340	400,946

Jorge H. Brito

Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Net book		Amortization for the period		Net book
Item	value at beginning of fiscal year	Increases	Years of useful life	Amount	value at end of the period

Goodwill (a)	58,788		10	3,513	55,275

Organization and development costs (b)	271,759	39,991	5	25,303	286,447

Total	330,547	39,991		28,816	341,722

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and former Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties and leasehold improvements.

Jorge H. Brito

Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	03/31/2014		12/31/2013
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	4,585,194	11.00	3,926,242	10.16
50 next largest customers	5,928,151	14.23	5,256,030	13.60
100 next largest customers	2,722,221	6.53	2,457,322	6.36
Other customers	28,437,024	68.24	27,007,610	69.88

Total	41,672,590	100.00	38,647,204	100.00

Jorge H. Brito

Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	33,188,164	7,549,106	777,415	146,778	10,128	999	41,672,590

Other liabilities from financial intermediation

Central Bank of Argentina	6,370	894	1,124	2,847	6,228	4,648	22,111
Banks and International Institutions	53,477	10,150	244,578				308,205
Non-subordinated corporate bonds			12,073			852,203	864,276
Financing received from Argentine financial institutions	7,964	2,196	3,313	6,700	13,727	31,217	65,117
Other	2,320,942	193,028	5,858	1,599	563	87,186	2,609,176

	2,388,753	206,268	266,946	11,146	20,518	975,254	3,868,885

Subordinated corporate bonds		33,516				1,201,470	1,234,986

Total	35,576,917	7,788,890	1,044,361	157,924	30,646	2,177,723	46,776,461

Jorge H. Brito

Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	period

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	931,960	151,625	108,648	121	974,816
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	230,011	3,329	829		232,511
Receivables from financial leases
For uncollectibility risk	4,945		58		4,887
Investments in other companies
For impairment in value	344				344
Other receivables
For uncollectibility risk	6,742	663		321	7,084

Total allowances	1,174,002	155,617	109,535	442	1,219,642

PROVISIONS
Contingent commitments	4,806		435		4,371
For other contingencies	107,116	5,101	4,853		107,364
Difference from court deposits dollarization	14,208	3,252			17,460

Total Provisions	126,130	8,353	5,288		129,195

(1) See notes 3.5.f). and 3.5.n).

Jorge H. Brito

Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued	Own	Pending
Class	Stock number	share	Outstanding	Portfolio (1)	issuance (1)	Paid in

Registered common stock A	11,235,670	5	11,236			11,236

Registered common stock B	583,327,358	1	573,249	10,000	78	583,327

Total	594,563,028		584,485	10,000	78	594,563

(1) See Note 9.

Jorge H. Brito

Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

	03/31/2014																12/31/2013
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian	Uruguayans	Chilean
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	peso	peso	Guarani	Real	Euro	Total

ASSETS
Cash	3,599,859	3,551,610	3,737	828	127	574	146	230	305	39	405	1,322	927	772	11,469	27,368	5,245,008
Government and private securities	666,421	665,918														503	393,573
Loans	2,397,992	2,397,992															1,876,819
Other receivables from financial intermediation	453,699	447,025														6,674	281,830
Receivables from financial leases	9,584	9,584															7,986
Investments in other companies	348,289	348,289															280,226
Other receivables	77,548	77,548															68,964
Items pending allocation	1,268	1,268															988

Total	7,554,660	7,499,234	3,737	828	127	574	146	230	305	39	405	1,322	927	772	11,469	34,545	8,155,394

LIABILITIES
Deposits	2,729,705	2,729,705															2,461,071
Other liabilities from financial intermediation	1,899,116	1,877,562	285	221		421			33							20,594	1,785,933
Other liabilities	2,884	2,884															2,346
Subordinated corporate bonds	1,234,986	1,234,986															981,142
Items pending allocation	103	102	1														77

Total	5,866,794	5,845,239	286	221		421			33							20,594	5,230,569

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,224,629	1,224,629														17	1,015,408
Control	1,114,158	1,055,351														58,807	923,080
Derivatives	8,204	8,204															6,676
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	157,573	157,573															172,687
Control	22	22															130

Jorge H. Brito

Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

Item	03/31/2014 (1)	12/31/2013 (1)

Loans
Overdrafts	127,842	59,980
Without Senior guarantees or counter-guarantees	127,842	59,980
Documents		4,150
With Senior “A” guarantees and counter-guarantees		1,776
Without Senior guarantees or counter-guarantees		2,374
Mortgage and pledge	10,673	11,568
With Senior “B” guarantees and counter-guarantees	10,110	10,441
Without Senior guarantees or counter-guarantees	563	1,127
Personal	1,464	309
Without Senior guarantees or counter-guarantees	1,464	309
Credit cards	26,740	23,641
Without Senior guarantees or counter-guarantees	26,740	23,641
Other	61,102	64,396
Without Senior guarantees or counter-guarantees	61,102	64,396

Total loans	227,821	164,044

Other receivables from financial intermediation		2,072

Receivables from financial leases and other	11,626	10,514

Contingent Commitments	1,953	1,953

Investments in other companies	1,110,283	970,411

Total	1,351,683	1,148,994

Allowances / Provisions	2,538	1,910

(1) As of March 31, 2014 and December 31, 2013 all debtors are classified in performing situation.

Jorge H. Brito

Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish - See Note 22)

(Figures stated in thousands of pesos)

					Originally		Weighted daily
	Purpose of the				agreed	Residual	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non-financial sector	36	30		8,204

Repo transactions	Intermediation - own account	Federal government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		3,152,344

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	6	2	1	3,716,397

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	4	3	30	340,433

Swaps	Intermediation - own account	Other	Other	MAE (over-the-counter electronic market)	60	5	30	50,000

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2014	12/31/2013
ASSETS

A.	CASH
	Cash on hand	2,888,987	3,232,931
	Due from banks and correspondents
	Central Bank of Argentina	5,639,162	8,937,649
	Local Other	20,868	26,423
	Foreign	885,367	663,118
	Other	501	408
		9,434,885	12,860,529

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings booked at market value	2,027,582	1,928,841
	Government securities under repo transactions with Central Bank of Argentina	83,490	88,928
	Holdings booked at amortized cost	437,592	250,513
	Instruments issued by the Central Bank of Argentina	8,381,595	173,031
	Investments in listed private securities	3	3
		10,930,262	2,441,316

C.	LOANS
	To the non-financial government sector	693,295	640,158
	To the financial sector
	Interfinancing - (granted call)	256,000	308,023
	Other financing to Argentine financial institutions	38,785	55,711
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	576	1,163
	To the non-financial private sector and foreign residents
	Overdrafts	4,622,530	4,449,988
	Documents	4,333,892	4,320,772
	Mortgage loans	2,292,055	2,308,916
	Pledge loans	1,416,459	1,429,414
	Personal loans	13,875,130	13,873,830
	Credit cards	7,157,454	6,841,356
	Other	5,260,929	5,206,630
	Accrued interest, adjustments, foreign exchange and quoted price differences receivable	809,875	779,436
	less: Unearned discount	(194,805)	(186,547)
	less: Allowances (Note 5.)	(1,054,354)	(1,006,495)
		39,507,821	39,022,355

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2014	12/31/2013
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	694,563	648,015
	Amounts receivable from spot and forward sales pending settlement	3,720,964	774,525
	Securities and foreign currency receivables from spot and forward purchases pending settlement	320,181	208,774
	Unlisted corporate bonds	320,105	270,690
	Receivables from forward transactions without delivery of underlying asset	743	167
	Other receivables not covered by debtors classification standards	814,705	763,238
	Other receivables covered by debtors classification standards	286,064	246,284
	Accrued interest receivables covered by debtors classification standards	757	846
	less: Allowances (Note 5.)	(234,932)	(232,290)
		5,923,150	2,680,249

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	379,234	385,717
	Accrued interest and adjustments	5,989	5,158
	less: Allowances (Note 5.)	(4,976)	(5,015)
		380,247	385,860

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	1,099	893
	Other	13,913	13,883
	less: Allowances (Note 5.)	(1,352)	(1,330)
		13,660	13,446

G.	OTHER RECEIVABLES
	Receivables from sale of assets	5,893	6,116
	Minimum presumed income tax-credit	3,460	3,460
	Other	450,935	432,289
	Accrued interest and adjustments receivable on from sale of assets	247	235
	Other accrued interest and adjustments receivable	32	172
	less: Allowances (Note 5.)	(7,271)	(6,929)
		453,296	435,343

H.	BANK PREMISES AND EQUIPMENT, NET	823,545	735,663

I.	OTHER ASSETS	405,853	364,670

J.	INTANGIBLE ASSETS
	Goodwill	55,275	58,788
	Organization and development costs	300,769	285,191
		356,044	343,979

K.	ITEMS PENDING ALLOCATION	12,312	11,624

TOTAL ASSETS		68,241,075	59,295,034

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2014	12/31/2013
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	7,529,216	6,580,041
	From the financial sector	25,191	26,874
	From the non-financial private sector and foreign residents
	Checking accounts	8,607,346	8,602,700
	Savings accounts	7,954,810	8,440,709
	Time deposits	21,306,692	18,416,520
	Investment accounts	156,525	199,003
	Other	950,988	878,032
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	383,052	283,139
		46,913,820	43,427,018

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	22,267	21,994
	Banks and International Institutions	305,577	325,664
	Non-subordinated Corporate Bonds	852,203	693,483
	Amounts payable for spot and forward purchases pending settlement	387,843	241,942
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	3,751,905	863,570
	Financing received from Argentine financial institutions
	Interfinancing (received call)	8,504
	Other financing received from Argentine financial institutions	24,153	25,159
	Accrued interest payable	7	96
	Receivables from forward transactions without delivery of underlying asset		27,867
	Other	2,714,591	2,440,877
	Accrued interest, adjustments, foreign exchange and quoted price differences payable	47,154	57,079
		8,114,204	4,697,731

N.	OTHER LIABILITIES
	Fees	10,156	11,224
	Other	1,906,154	1,314,477
		1,916,310	1,325,701

O.	PROVISIONS (Note 5.)	166,337	159,381

P.	SUBORDINATED CORPORATE BONDS	1,234,986	981,142

Q.	ITEMS PENDING ALLOCATION	5,312	7,128

	MINORITY INTERESTS IN SUBSIDIARIES	76,337	69,502

	TOTAL LIABILITIES	58,427,306	50,667,603

	SHAREHOLDERS' EQUITY	9,813,769	8,627,431

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		68,241,075	59,295,034

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2014	12/31/2013
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	67,944,806	61,359,882

Contingent	11,943,547	11,983,952
Guarantees received	11,564,380	11,593,922
Other not covered by debtors classification standards	146	167
Contingent debit-balance contra accounts	379,021	389,863

Control	51,403,702	43,775,080
Receivables classified as irrecoverable	1,357,167	1,256,611
Other	49,393,618	41,803,691
Control debit-balance contra accounts	652,917	714,778

Derivatives	4,115,034	5,083,287
Notional value of put options taken	8,204	6,676
Notional value of forward transactions without delivery of underlying asset	2,375,822	2,916,785
Interest rate swap	50,000	50,000
Derivatives debit-balance contra accounts	1,681,008	2,109,826

Trust activity	482,523	517,563
Trust funds	482,523	517,563

CREDIT-BALANCE ACCOUNTS	67,944,806	61,359,882

Contingent	11,943,547	11,983,952
Other guarantees provided covered by debtors classification standards	97,470	129,681
Other guarantees provided not covered by debtors classification standards	151,748	151,489
Other covered by debtors classification standards	129,803	108,693
Contingent credit-balance contra accounts	11,564,526	11,594,089

Control	51,403,702	43,775,080
Checks to be credited	652,917	714,778
Control credit-balance contra accounts	50,750,785	43,060,302

Derivatives	4,115,034	5,083,287
Notional value of forward transactions without delivery of underlying asset	1,681,008	2,109,826
Derivatives credit-balance contra account	2,434,026	2,973,461

Trust activity	482,523	517,563
Trust activity credit-balance contra accounts	482,523	517,563

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2014	03/31/2013

A.	FINANCIAL INCOME
	Interest on cash and due from banks	60	60
	Interest on loans to the financial sector	13,219	10,265
	Interest on overdrafts	351,660	228,000
	Interest on documents	248,032	126,649
	Interest on mortgage loans	115,727	67,625
	Interest on pledge loans	62,220	42,467
	Interest on credit card loans	408,071	222,823
	Interest on financial leases	20,260	15,810
	Interest on other loans	1,468,670	1,051,712
	Net income from government and private securities	270,966	100,858
	Interest on other receivables from financial intermediation	910	929
	Income from guaranteed loans - Presidential Decree No. 1,387/01	20,258	12,064
	CER (Benchmark Stabilization Coefficient) adjustment	36,895	16,387
	CVS (Salary Variation Coefficient) adjustment	251	155
	Difference in quoted prices of gold and foreign currency	678,932	102,087
	Other	220,122	49,068
		3,916,253	2,046,959

B.	FINANCIAL EXPENSE
	Interest on checking accounts	138	92
	Interest on savings accounts	11,059	9,997
	Interest on time deposits	1,120,384	667,156
	Interest on interfinancing received loans (received call)	17	979
	Interest on other financing from financial institutions	4	2
	Interest on other liabilities from financial intermediation	22,103	14,774
	Interest on subordinated bonds	29,152	18,466
	Other interest	812	818
	CER adjustment	3,196	1,185
	Contribution to Deposit Guarantee Fund	19,018	15,855
	Other	246,968	151,159
		1,452,851	880,483

	GROSS INTERMEDIATION MARGIN - GAIN	2,463,402	1,166,476

C.	PROVISION FOR LOAN LOSSES	131,302	128,493

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	17,249	38,649
	Related to deposits	622,183	452,282
	Other commissions	16,273	11,324
	Other	363,545	262,206
		1,019,250	764,461

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		03/31/2014	03/31/2013

E.	SERVICE-CHARGE EXPENSE
	Commissions	62,490	46,009
	Other	202,454	158,465
		264,944	204,474

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	697,704	529,615
	Directors' and statutory auditors' fees	71,186	15,758
	Other professional fees	38,746	30,651
	Advertising and publicity	21,047	21,265
	Taxes	68,948	47,329
	Depreciation of equipment	30,427	22,966
	Amortization of organization costs	27,614	19,621
	Other operating expenses	179,571	128,797
	Other	87,351	62,516
		1,222,594	878,518

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,863,812	719,452

G.	OTHER INCOME
	Income from long-term investments	4,527	2,862
	Penalty interest	12,556	8,910
	Recovered loans and allowances reversed	20,599	35,187
	CER adjustments	38	17
	Others	24,081	14,571
		61,801	61,547

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	1,442	13
	Charges for other receivables uncollectibility and other allowances	12,734	9,866
	Depreciation and loss of other assets	1,144	464
	Goodwill amortization	3,513	3,513
	Other	21,231	15,919
		40,064	29,775

	MINORITY INTEREST IN SUBSIDIARIES	(6,835)	(3,917)

	NET INCOME BEFORE INCOME TAX - GAIN	1,878,714	747,307

I.	INCOME TAX	692,376	289,382

	NET INCOME FOR THE PERIOD - GAIN	1,186,338	457,925

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2014	03/31/2013
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at the beginning of the fiscal year	13,512,271	10,526,353
Cash at the end of the period	12,345,465	10,821,164
Net (decrease) / increase in cash	(1,166,806)	294,811

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	(2,999,897)	(201,152)
Loans
To the financial sector	82,755	(154,847)
To the non-financial government sector	3,373	10,176
To the non-financial private sector and foreign residents	2,011,135	288,390
Other receivables from financial intermediation	(2,982,662)	(655,007)
Receivables from financial leases	25,873	(14,455)
Deposits
From the financial sector	(1,683)	(4,054)
From the non-financial government sector	797,313	817,306
From the non-financial private sector and foreign residents	1,540,108	1,363,768
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(113)	6,295
Others (except liabilities included under financing activities)	325,678	(574,725)
Collections related to service-charge income	1,017,657	759,973
Payments related to service-charge expenses	(254,667)	(197,483)
Administrative expenses paid	(1,092,354)	(842,555)
Payment of organization and development costs	(43,192)	(25,175)
Net collections from penalty interest	12,555	8,897
Differences from payments related to court orders	(347)	(1,801)
Collections of dividends from other companies	540
Other collections related to other income and losses	20,159	20,986
Net payments from other operating activities	(569,018)	(232,887)
Payment of income tax / minimum presumed income tax	(202,456)	(113,656)
Net cash flows (used in) / generated by operating activities	(2,309,243)	257,994

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2014	03/31/2013
Investing activities
Net payments for bank premises and equipment	(115,611)	(36,280)
Net payments for other assets	(41,455)	(14,371)
Other collections for investing activities		6,389
Net cash flows used in investing activities	(157,066)	(44,262)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(36,255)	(22,532)
Central Bank of Argentina:
Other	(95)	(859)
Banks and International Institutions	(22,328)	(69,204)
Financing received from Argentine financial institutions	(771)	(446)
Net cash flows used in financing activities	(59,449)	(93,041)

Financial income and holding gains on cash and cash equivalents	1,358,952	174,120

Net (decrease) / increase in cash	(1,166,806)	294,811

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2014	12/31/2013

COMMERCIAL

In normal situation	16,533,266	16,157,610
With Senior “A” guarantees and counter-guarantees	1,065,086	1,054,102
With Senior “B” guarantees and counter-guarantees	3,014,656	2,991,706
Without Senior guarantees or counter-guarantees	12,453,524	12,111,802

Subject to special monitoring	99,144	102,511
In observation
With Senior “A” guarantees and counter-guarantees	533	1,993
With Senior “B” guarantees and counter-guarantees	30,673	35,970
Without Senior guarantees or counter-guarantees	67,938	64,548

Troubled	24,223	22,650
With Senior “B” guarantees and counter-guarantees	13,826	13,060
Without Senior guarantees or counter-guarantees	10,397	9,590

With high risk of insolvency	264,848	222,106
With Senior “B” guarantees and counter-guarantees	121,986	75,006
Without Senior guarantees or counter-guarantees	142,862	147,100

Irrecoverable	11,603	8,385
With Senior “B” guarantees and counter-guarantees	3,657	3,729
Without Senior guarantees or counter-guarantees	7,946	4,656
Subtotal Commercial	16,933,084	16,513,262

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2014	12/31/2013

CONSUMER

Performing	23,939,521	23,892,347
With Senior “A” guarantees and counter-guarantees	338,909	315,925
With Senior “B” guarantees and counter-guarantees	1,684,993	1,713,576
Without Senior guarantees or counter-guarantees	21,915,619	21,862,846

Low risk	430,985	341,018
With Senior “A” guarantees and counter-guarantees	2,601	1,683
With Senior “B” guarantees and counter-guarantees	15,366	16,884
Without Senior guarantees or counter-guarantees	413,018	322,451

Medium risk	252,831	225,864
With Senior “A” guarantees and counter-guarantees	428	1,185
With Senior “B” guarantees and counter-guarantees	10,640	7,137
Without Senior guarantees or counter-guarantees	241,763	217,542

High risk	166,752	144,006
With Senior “A” guarantees and counter-guarantees		576
With Senior “B” guarantees and counter-guarantees	5,216	5,013
Without Senior guarantees or counter-guarantees	161,536	138,417

Irrecoverable	64,408	65,486
With Senior “A” guarantees and counter-guarantees	121
With Senior “B” guarantees and counter-guarantees	8,972	9,218
Without Senior guarantees or counter-guarantees	55,315	56,268

Irrecoverable according to Central Bank's rules	156	287
Without Senior guarantees or counter-guarantees	156	287

Subtotal Consumer	24,854,653	24,669,008

Total	41,787,737	41,182,270

The accompanying Notes 1 through 8 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE TR No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of March 31, 2014 and December 31, 2013 and (ii) the statements of income and cash flows for the three-month periods ended March 31, 2014 and 2013, with the financial statements of the subsidiaries listed in Note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3. to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of March 31, 2014):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	100.00%

Macro Securities S.A. (b) and (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.932%

Macro Fiducia S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos SGFCI S.A.	Common	327,183	19.100%	19.100%	99.936%	100.00%

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 1,298).

(c)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the three-month period ended March 31, 2014, and the year ended December 31, 2013.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

d)	The amounts of the accounts in the statements of income for the three-month periods ended March 31, 2014 and 2013, were converted into pesos, as described in (a) above, In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at period) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of March 31, 2014, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	245,725	1,968,207

Liabilities	202,384	1,621,058

Shareholders’ equity	43,341	347,149

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of March 31, 2014:

	Banco Macro S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. (consolidated)

Assets	61,913,704	5,363,189	1,968,207	176,987	1,181,012	68,241,075

Liabilities	52,099,935	4,607,410	1,621,058	98,795	108	58,427,306

Shareholders’ equity	9,813,769	755,779	347,149	78,192	1,181,120	9,813,769

Income	1,186,338	67,608	67,851	10,154	145,613	1,186,338

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A., (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition, Below is a breakdown of the reconciliation of the “Cash” item in the consolidated statement of cash flows with the related consolidated balance sheets accounts:

	03/31/2014	12/31/2013	03/31/2013

Cash	9,434,885	12,860,529	9,270,322

Government and private securities

Holdings booked at market value	784,958	638,762	430,264

Instruments issued by the Central Bank	2,125,622	12,980	1,120,578

Cash and cash equivalents	12,345,465	13,512,271	10,821,164

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial statements, the following shows the situation of the main subsidiaries.

As of March 31, 2014 and 2013, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 44,100 and 24,400, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of March 31, 2014, the Bank made income tax prepayments for 83,837 for the 2013 tax year, which will be applied to the tax amount assessed in the 2013 tax return.

3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7. to the stand-alone financial statements, certain assets are restricted as follows:

Item	03/31/2014	12/31/2013

3.1. Banco del Tucumán S.A.:

Other receivables from financial intermediation

• Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities	78,859	71,136
Subtotal other receivables from financial intermediation	78,859	71,136

Other receivables

• Deposits mainly provided in guarantee for the credit card transaction and related to court deposits.	8,558	8,175
Subtotal other receivables	8,558	8,175

Total	87,417	79,311

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

Item	03/31/2014	12/31/2012

3.2. Macro Securities S.A.:
Investments in other companies
• Other	1,453	1,453
Total	1,453	1,453

4.	TRANSACTIONS WITH RELATED PARTIES

In relation to the transactions performed by the Bank’s subsidiaries with parties related to Macro Group, as part of the ordinary course of business, and in addition to those described in Note 8. to the stand-alone financial statements, the consolidated financial statements as of March 31, 2014 and December 31, 2013, include assets amounted to 8,576 and 80,055, mainly generated by Loans and Other receivables from financial intermediation, liabilities amounted to 642,741 and 494,816 generated by Deposits, and memorandum accounts amounted to 725,057 and 537,998, mainly generated by Items in custody, respectively.

Additionally, as of March 31, 2014 and 2013, net income generated by those transactions amounted to 1,144 and 1,946, respectively.

Lastly, the balances as of those dates for transactions between Macro Group companies amounted to 579 and 472, respectively. Net income from those transactions for the periods in the above mentioned dates amount to 2 and 2, respectively. Both balances and income were eliminated in the consolidation process.

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

5.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2014:

	Balances at		Decreases
Breakdown	beginning of fiscal year	Increases	Charge off	Reversals	Balances at end of the period

Allowances

For loans	1,006,495	162,713	114,362	492	1,054,354

For other receivables from financial intermediation	232,290	4,400	836	922	234,932

For receivables from financial leases	5,015	19	58		4,976

For interests in other companies	1,330	22			1,352

For other receivables	6,929	667		325	7,271

Total	1,252,059	167,821	115,256	1,739	1,302,885

Provisions

For contingent commitments	4,806		435		4,371

For other contingencies	131,274	6,353	4,888		132,739

For differences from court deposits dollarization	23,301	5,926			29,227

Total	159,381	12,279	5,323		166,337

6.	DERIVATIVE FINANCIAL INSTRUMENTS

Below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of March 31, 2014 and December 31, 2013:

Type of contract / underlying asset	03/31/2014	12/31/2013

Futures / foreign currency	3,716,397	4,591,016

Repo transactions / Federal Government Securities	3,715,013	841,502

Forward contracts / foreign currency	340,433	435,595

Swaps / Other	50,000	50,000

Options / Other	8,204	6,676

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

Additionally, positions of transactions effective as of March 31, 2014 and December 31, 2013 are as follows:

Transaction	03/31/2014	12/31/2013

Net position of repurchase agreements	(3,446,231)	(515,602)

Net asset position of forward transactions without delivery of the underlying asset	394,814	806,959

Interest rate swap	50,000	50,000

Position of put options taken	8,204	6,676

7.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of March 31, 2014 and December 31, 2013, Banco del Tucumán S.A., manages the following portfolios:

	Managed portfolio as of
Item	03/31/2014	12/31/2013

• On December 31, 2008, the Bank and Macro Fiducia S.A. entered into a management and custody agreement regarding the “BATUC 1” trust loan portfolio.	15,994	16,031

• On October 30, 2012, Banco del Tucumán S.A., Banco de Valores S.A. and Banco Macro S.A. entered into a management and custody agreement regarding the “Fideicomiso Financiero Tucumán Personal I” financial trust loan portfolio.	9,529	19,454

• Other managed portfolios.	17,883	16,194

Total	43,406	51,679

8.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15. to the Bank’s stand-alone financial statements, the subsidiaries have the following trust agreements as of March 31, 2014 and December 31, 2013:

8.1.	Financial trusts for investment purposes

Financial trust	03/31/2014	12/31/2013

Certificates of participation:
Sat Sapem I	13,570	14,614
Tucumán Personal I	9,529	9,191
Subtotal certificates of participation	23,099	23,805

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

(Translation of financial statements originally issued in Spanish –

See Note 22 to the stand-alone financial statements)

Financial trust (Cont.)	03/31/2014	12/31/2013

Debt securities:
Secubono Credinea 101	1,009
Supervielle Créditos 77	1,000
Megabono		717
Subtotal debt securities	2,009	717
Total	25,108	24,522

8.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in Note 15.2., to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiary Banco del Tucumán S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered earlier, increasing the entities lending capacity.

As of March 31, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed by the trustors of these types of trusts amount to 9,678 and 19,586, respectively.

8.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.3. to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of March 31, 2014 and December 31, 2013, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 380,735 and 392,985, respectively.

Jorge H. Brito

Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2014		12/31/2013
Name	Market or Present Value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 3% - Maturity: 2015		363,129	471,066
Federal government bonds in pesos at Badlar + 2% - Maturity: 03-28-17		194,520
Federal government bonds in US dollars at 7% - Maturity: 2015		181,358	44,193
Province of Neuquén guarantee Treasury Bills Class 1 in US dollars - Maturity: 05-23-2014		134,162
Secured bonds in pesos under Presidential Decree No. 1579/02 at 2%- Maturity: 02-04-2018		133,593	308,235
Debt Securities of the Province of Neuquén Series 1 Class I in US dollars - Maturity: 06-12-2016		55,191	50,566
Discount bonds denominated in pesos at 5.83% - Maturity: 2033		34,065	26,176
Consolidation bonds in pesos - 7° Serie - Maturity: 01-04-2016		26,547	3,427
Consolidation bonds in pesos - 8° Serie		25,536	3,381
Debt Securities of the Province of Entre Ríos in pesos Class 1 - Maturity: 08-06-2016		23,790
Other		70,733	383,035
Subtotal holdings booked at market value - Local		1,242,624	1,290,079
- Foreign
Treasury Bill - Maturity 04-03-14		688,842
Treasury Bill - Maturity 04-24-14		96,116
Treasury Bill - Maturity 01-16-14			560,546
Treasury Bill - Maturity 01-09-14			78,216
Subtotal holdings booked at market value - Foreign		784,958	638,762
Subtotal holdings booked at market value		2,027,582	1,928,841
Government securities under repo transactions with Central Bank of Argentina
- Local
Discount Bonds in US dollars 2033 (Reg. By Arg Law)		83,490
Federal government bonds in US dollars at 7% - Maturity: 2017			88,928
Subtotal government securities under repo transactions with Central Bank of Argentina		83,490	88,928
Government securities at amortized cost
- Local
Federal government bonds in pesos at Badlar Private + 2.5% - Maturity: 2019	189,545	199,182
Argentine saving bond for the economy development in US dollars at 4% - Maturity 07-27-2016	147,822	119,765	98,437
Province of Buenos Aires Treasury Bills in pesos – Maturity: 05-29-2014	103,184	103,184	98,759
Province of Entre Ríos Treasury Bills - Maturity: 06-26-2014	10,096	10,095
Province of Tucumán Bonds - 1° Series in pesos - Maturity: 2018	5,517	4,210	4,225
Province of Tucumán Bonds - 2° Series in dollars at 9.45% - Maturity: 2015	1,110	1,156	1,281
Province of Neuquén guarantee Treasury Bills Class 1 in US dollars – Maturity: 05-23-2014			37,435
Debt Securities Class 1 - Chubut development and infraestructure bond in US dollars at 4% - Maturity: 10-21-2019			10,376
Subtotal government securities at amortized cost		437,592	250,513

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2014		12/31/2013
Name	Market or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-09-2014		237,018
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-16-2014		19,802
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-03-2014		5,719
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-02-2014			12,980
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio		262,539	12,980

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-01-2014		3,164,326
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-28-2015		195,334
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-19-2014			21,817
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-05-2014			21,330
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-29-2014			12,750
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-11-2014			12,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 10-15-2014			11,902
Central Bank of Argentina Internal Bills in pesos – Maturity: 11-26-2014			4,674
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		3,359,660	85,064

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-21-2014		823,549
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-07-2014		820,632
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-11-2014		365,401
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-14-2014		293,254
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-28-2014		196,428
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-10-2014		185,443
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-04-2014		181,051
Central Bank of Argentina Internal Bills in pesos – Maturity: 08-27-2014		34,094
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 06-11-2014		20,836
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 06-25-2014		12,296
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 05-28-2014		10,610
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 05-14-2014		9,597
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 09-10-2014		6,407
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 08-27-2014		3,725
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 08-13-2014		3,335
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 03-11-2014		2,509
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 04-30-2014		1,939
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 02-25-2014		868
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 01-10-2014		850
Central Bank of Argentina Bills in USD payables in dollars – Maturity: 07-30-2014		536
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		2,973,360

Central Bank of Argentina Notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity: 04-23-2014		289,574
Subtotal Central Bank of Argentina Notes at market value - Own portfolio		289,574
Subtotal instruments issued by the Central Bank of Argentina		6,885,133	98,044

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2014 AND DECEMBER, 31 2013

(Translation of financial statements originally issued in Spanish -

See Note 22 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	03/31/2014		12/31/2013

	Market or
	Present
Name	Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		6,885,133	98,044

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% - Maturity 04-23-2014			39,340
Subtotal Central Bank of Argentina Notes - Under repo Transactions			39,340

Central Bank of Argentina Internal Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 08-20-2014		591,616
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 06-18-2014		490,959
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 07-23-2014		388,674
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 09-24-2014		25,213
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) + 2.5% – Maturity: 04-23-2014			35,647
Subtotal Central Bank of Argentina Internal Notes at amortized cost - Own portfolio		1,496,462	35,647
Total Instruments issued by the Central Bank of Argentina		8,381,595	173,031
Total Government securities		10,930,259	2,441,313

INVESTMENTS IN LISTED PRIVATE SECURITIES
Tenaris S.A.		2	2
Siderar S.A.		1	1
Total investment in listed private securities		3	3

Total government and private securities		10,930,262	2,441,316

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 19, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director